Exhibit (a)(5)(Q)

News release…

Date: 30 August 2007

Ref: PR545g

Loan syndication for financing of Alcan acquisition successfully completed

Rio Tinto has successfully completed the sub-underwriting phase of the syndication of its US$40 billion term loan and revolving credit facilities (the “Facilities”). This is the largest ever loan facility raised by a UK corporate and the fourth largest worldwide.

The Facilities will be used to finance the acquisition of all the outstanding common shares of Alcan Inc (“Alcan”) for a total consideration of US$101 per common share representing a total equity consideration of approximately US$38.1 billion and an enterprise value of approximately US$44.0 billion.

The syndication received very strong support despite recent volatility in the global credit markets and was more than one third oversubscribed. The Facilities were initially underwritten by The Royal Bank of Scotland, Deutsche Bank, Credit Suisse and Société Générale.

Guy Elliott, Rio Tinto’s chief financial officer, commented: “This extremely positive response underlines the strength of Rio Tinto’s existing asset base, the attractiveness of the Alcan transaction and the solid credit profile of the enlarged Rio Tinto Group.  This bodes well for our future refinancing plans in the debt capital markets.”

The acquisition of Alcan will create a new global leader in the aluminium industry with large, long life, low cost assets. The acquisition will be value enhancing to Rio Tinto shareholders, and is expected to be earnings and cash flow per share accretive to Rio Tinto in the first full year.

Facility details:

Structure of the US$40bn Facilities

Facility A	US$15bn	Term Loan	364-days (1 year extension)
Facility B	US$10bn	Revolving Credit Facility	3 years
Facility C	US$5bn	Revolving Credit Facility	5 years
Facility D	US$10bn	Term Loan	5 years + 1 day

Cont…

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

LONDON

AUSTRALIA

Media Relations Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349
Investor Relations Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

BOOKRUNNERS

Credit Suisse Thomas Muoio	Office: +44 (0) 20 7888 2128

Deutsche Bank Goetz Laue	Office: +44 (0) 20 7545 7262

The Royal Bank of Scotland Sean Malone	Office: +44 (0) 20 7085 2505

Société Générale Stephen Swift	Office: +44 (0) 20 7676 6894

Additional information

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”),an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on September 24, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals, certain of which the Offeror does not expect to receive prior to 24 September 2007. Accordingly, the Offeror currently intends to extend the Offer beyond 24 September 2007. The board of Rio Tinto has approved the transaction.  The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction

Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

Forward looking statements

This announcement may contain statements which constitute ‘forward-looking statements’ about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the Offer, and may be (but are not necessarily) identified by the use of phrases such as ‘will’, ‘intend’, ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’ and ‘envisage’.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan’s most recent periodic and current reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Other than in accordance with their legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto nor Alcan is under any obligation and each of Rio Tinto and Alcan expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.